UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-38482

HUYA INC.

Building A3, E-Park, 280 Hanxi Road

Panyu District, Guangzhou 511446

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

HUYA Inc. (the “Company”) is submitting to the U.S. Securities and Exchange Commission (the “SEC”) via EDGAR the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (the “HFCAA”).

On May 26, 2022, the Company was conclusively identified by the SEC as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 28, 2022 with an audit report issued by PricewaterhouseCoopers Zhong Tian LLP, a registered public accounting firm retained by the Company, for the preparation of the audit report on the Company’s financial statements included therein. PricewaterhouseCoopers Zhong Tian LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022 when the PCAOB vacated its previous determination.

Based on an examination of the Company’s register of members and public EDGAR filings made by its shareholders, to the Company’s best knowledge, no shareholder owned more than 5% of the Company’s outstanding shares as of March 31, 2023, other than Tencent Holdings Limited, JOYY Inc. and Morgan Stanley.

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Tencent Holdings Limited, through its wholly owned subsidiary, Linen Investment Limited, beneficially owned 112,012,054 Class B ordinary shares of the Company, representing 46.7% of the issued and outstanding ordinary shares and 70.3% of the total voting power of the Company as of March 31, 2023. Tencent Holdings Limited is a Cayman Islands company and is listed on the Hong Kong Stock Exchange.

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JOYY Inc. beneficially owned 38,374,463 Class B ordinary shares of the Company, representing 16.0% of the issued and outstanding ordinary shares and 24.1% of the total voting power of the Company as of March 31, 2023. JOYY Inc. is a Cayman Islands company and is listed on the Nasdaq Global Select Market.

Morgan Stanley, through itself and its affiliates, beneficially owned 14,830,792 Class A ordinary shares of the Company as of December 30, 2022, as reported on a Schedule 13G/A filed by Morgan Stanley and its affiliates on February 9, 2023. Assuming Morgan Stanley’ shareholding in the Company had not changed since December 30, 2022 and based on the total outstanding shares of the Company as of March 31, 2023, it represented 6.2% of the issued and outstanding ordinary shares and 0.9% of the total voting power of the Company as of March 31, 2023.

The aggregate voting power of the shareholders listed above was 95.3% as of March 31, 2023. Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 26, 2023 for more details. To the Company’s best knowledge, it is not owned or controlled by a governmental entity of mainland China.

In addition, the Company is not aware of any governmental entity in mainland China that is in possession of the power, direct or indirect, to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUYA Inc.

By:	/s/ Ashley Xin Wu
	Name:	Ashley Xin Wu
	Title:	Vice President of Finance

Date: April 26, 2023